AB 3/13/02

02019525

VB 3-22-02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2002 WASHINGTON DC SECTION

MAR 01 2002

SEC FILE NUMBER
8-50151

FACING PAGE 365

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Smith Asset Management Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

919 Third Avenue

(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel Zimetbaum [redacted] (212) 829-4311

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Polakoff & Michaelson, CPA, P.C.

(Name — *if individual, state last, first, middle name*)

225 West 34th Street	New York	New York	10122
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RH

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William B. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith Asset Management Inc., as of December 31, ~~19~~ XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

JOSEPHINE LEUNG
Notary Public, State of New York
No. 01LE4839235
Qualified in New York County
Commission Expires 04/28/06

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P&M

POLAKOFF & MICHAELSON, CPA, P.C.

Certified Public Accountants
225 West 34th Street
Suite 1703
New York, NY 10122

212 227 0634
Fax 212 732 2928

email:pm@pandmcpa.com
http://www.pandmcpa.com

INDEPENDENT AUDITOR'S REPORT

Stockholder of
Smith Asset Management Inc.
New York, New York

We have audited the accompanying statement of financial condition of Smith Asset Management Inc. as of December 31, 2001 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smith Asset Management Inc. as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
February 26, 2002

Polakoff & Michaelson, CPA, P.C.

Craig Michaelson, CPA
Kenneth M. Manche, CPA
Arnold R. Beiles, CPA
Michael Mann, CPA
Ira M. Talbi, CPA

Steven M. Thaler, Manager

A. Polakoff, CPA 1940-1987
E. Michaelson, CPA 1947-1984

SMITH ASSET MANAGEMENT INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$	667
Due from clearing broker (Note 3)		1,118
Deposit with clearing broker		25,000
Deposit		2,500
Office equipment, net of accumulated depreciation of $3,002		-
Total assets	$	29,285

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	12,095
Due to Smith Capital Markets Fund LP		2,000
Total liabilities		14,095
Commitments and Contingencies (Note 6)		
Stockholder's Equity:		
Common stock – no par value		
200 shares authorized, issued and outstanding		200
Additional paid-in capital		65,849
Accumulated deficit		(50,859)
Total stockholder's equity		15,190
Total liabilities and stockholder's equity	$	29,285

The accompanying notes are an integral part of these statements.

SMITH ASSET MANAGEMENT INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenue:		
Commission income	$	178,955
Interest income		923
Total revenue		179,878
Expenses:		
Employee compensation and benefits		82,940
Clearing charges		33,187
Occupancy		23,816
Computer Software		2,126
Professional fees		26,148
Regulatory fees & expenses		5,274
Telephone		2,079
Automobile		13,742
Office		6,878
Messenger & delivery		1,015
Other		2,148
Total expenses		199,353
Net loss before provision for income taxes		(19,475)
Income taxes (Note 5)		950
Net loss	$	(20,425)

The accompanying notes are an integral part of these statements.

SMITH ASSET MANAGEMENT INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance - beginning of year	200	$ 200	$ 65,849	$ (30,434)	$ 35,615
Net loss				(20,425)	(20,425)
Balance - end of year	200	$ 200	$ 65,849	$ (50,859)	$ 15,190

The accompanying notes are an integral part of these statements.

SMITH ASSET MANAGEMENT INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO THE CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2001

N

O

N

E

The accompanying notes are an integral part of these statements.

SMITH ASSET MANAGEMENT INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:		
Net loss	$	(20,425)
Adjustments to reconcile net loss to cash used in operating activities:		
Changes in assets and liabilities:		
Increase in accounts payable and accrued expenses		7,429
Decrease in due from clearing broker		2,707
Net cash used in operating activities		(10,289)
Cash flows from investing activities:		
Proceeds from repayment of loan receivable		11,000
Net decrease in cash		711
Cash - beginning of year		(44)
Cash - end of year	$	667
Supplemental disclosure of cash flow information:		
Cash paid during the year ended December 31, 2001 for:		
Taxes	$	950
Interest expense	$	-

The accompanying notes are an integral part of these statements.

SMITH ASSET MANAGEMENT INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

Note 1 - Organization and Nature of Business

Smith Asset Management Inc. (the "Company") is a registered general securities broker-dealer and is subject to regulation by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD).

The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts.

Note 2 - Summary of Significant Accounting Policies

a) Use of Estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("USGAAP"). The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported results and disclosures. Actual results could differ from those estimates and those differences could be material.

b) Revenue Recognition

The Company records commission income on a trade date basis.

c) Cash and Cash Equivalents

The Company considers demand deposits, money market funds and cash on hand to be cash.

d) Income Taxes

Effective January 1, 1998 the Company elected to be treated as an S-Corporation for Federal and New York State tax purposes. As an S Corporation the Company's shareholder has consented to include the Company's income on his individual income tax return. The Company continues to pay New York State S-Corporation franchise fees and New York City corporate taxes.

SMITH ASSET MANAGEMENT INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2001

Note 3 - Clearing Broker Account

The amount due to, or from, the clearing broker represents debits and credits through the account arising from securities transactions. Interest is credited or charged to the account based upon the average daily balance and is compounded monthly. Any amount due to the broker is secured by the deposit with the clearing broker in the amount of $25,000. As of December 31, 2001, there were $1,118 in commissions receivable from the clearing broker.

Note 4 - Related Party Transactions

Due to Smith Capital Markets Fund L.P.

Advances from Smith Capital Markets Fund L.P., a partnership whose General Partner is the sole stockholder of the Company, are non-interest bearing and are expected to be repaid within the next twelve months.

Note 5 - Income Taxes

The Company's provision for income taxes, net consists of the following:

	Total	New York State	New York City
Current year provision	$400	$100	$300
Underaccrual from prior year	550	0	550
Total	$950	$100	$850

Note 6 - Net Capital Requirements

As a registered broker - dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform minimum net capital requirements for its registrants. Net capital may fluctuate on a daily basis. At December 31, 2001 the Company had net capital of $12,690, which exceeded the minimum requirement of $5,000 by $7,690 under the basic method. The Company's net capital ratio was 1.11 to 1.

SMITH ASSET MANAGEMENT INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2001

Note 7 - Commitments and Contingencies

Lease Obligations

The Company entered into a lease for office space for the period August 1, 2001 through July 31, 2002. On February 1, 2002 the Company extended and modified the existing lease through January 31, 2003. The lease calls for automatic renewals of 1 year terms for an annual rental increase of 7% if no notice is given to the landlord within 60 days of the expiration of the existing term. The Company has also leased computer equipment under a operating lease expiring July 2004.

The future minimum lease payments are as follows:

For the year ended December 31	Office Rent	Computer Equipment	Total
2002	$ 34,975	$ 1,605	$ 36,580
2003	3,000	1,605	4,605
2004	-	936	936
	$ 37,975	$ 4,146	$ 42,121

Note 8 - Off-Balance Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company seeks to control off-balance sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

SUPPLEMENTARY INFORMATION

SMITH ASSET MANAGEMENT INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

FOR THE YEAR ENDED DECEMBER 31, 2001

Credit factors:			
Stockholder's equity			$ 15,190
Debit factors:			
Deposit			2,500
Total debit factors			2,500
Net capital			12,690
Less: Minimum net capital requirement: Greater of 6 2/3% of aggregate indebtedness or $5,000			5,000
Remainder: Capital in excess of all requirements			$7,690
Capital ratio: (Maximum allowance 1500%)			
Aggregate indebtedness (*)	$ 14,095		
Divided by: net capital	$ 12,690	=	111.07%
(*) - Aggregate indebtedness:			
Accounts payable and accrued expenses	$ 12,095		
Due to Smith Capital Markets Fund LP	2,000		
	$ 14,095		
Reconciliation with Company's computation (included in Part IIA of Form X-17 A-5 as of December 31, 2001):			
Net capital as reported in Company's Part IIA (unaudited) FOCUS report	$ 15,190		
Net capital per above	$ 15,190		

POLAKOFF & MICHAELSON, CPA, P.C.

Certified Public Accountants
225 West 34th Street
Suite 1703
New York, NY 10122

212 227 0634
Fax 212 732 2928

email:pm@pandmcpa.com
http://www.pandmcpa.com

INDEPENDENT AUDITOR'S COMMENTS

Stockholder of
Smith Asset Management Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Smith Asset Management Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Craig Michaelson, CPA
Kenneth M. Manche, CPA
Arnold R. Belles, CPA
Michael Mann, CPA
Ira M. Talbi, CPA

Steven M. Thaler, Manager

A. Polakoff, CPA 1940-1987
E. Michaelson, CPA 1947-1984

P&M

Stockholder of
Smith Asset Management Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Smith Asset Management Inc. to achieve all the divisions of duties and cross-checks generally included in an internal control system and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
February 26, 2002

Polakoff Michaelson, CPA, P.C.